Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338


                                A MESSAGE TO OUR

                               COMMUNITY FROM RG&E



         We have good news for Greater Rochester. Two solid energy companies are combining and making their headquarters in Rochester.

         The parent companies of RG&E and New York State Electric & Gas Corp. are merging. Operating under RGS Energy Group, RG&E's parent, the combined companies will provide electric and gas service to half of New York State. We feel it's good news because:

              o RG&E will remain RG&E and will continue to serve the customers it serves today from headquarters in Rochester.

              o RGS Energy Group will not reduce its employment as a result of the merger.

              o Rochester will gain an expanded corporate headquarters with increased employment.

              o Tom Richards, the current CEO of RGS, will head the expanded corporation from Rochester.

              o As part of a larger organization, RG&E's ability to continue providing energy at stable prices will improve.

              o Our participation in the communities we serve will continue and our charitable giving will increase.

         RGS will become a subsidiary of Energy East corp., NYSEG's parent. This merger with Energy East will help stabilize prices for customers, expand opportunities for employees, add value for shareholders and reinforce our commitment to the communities we serve.

         Rochester will continue to be our home. From that home, we intend to be a reason why Upstate New York will be successful.



         In connection with the proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint press statement/prospectus with the Securities and Exchange Commission, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site http://www.sec.gov/. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained form the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.